SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-1
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated* 1201 Walnut Kansas City, MO 64106 *Other applicants are listed on Exhibit H hereto	Kansas City Power & Light Company 1201 Walnut Kansas City, MO 64106

(Names of companies filing this statement and addresses of principal executive offices)
_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)
______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Paul Silverman, Esq. William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20008

Table of Contents

Item 1.	Description of the Proposed Transactions			1

A.	Introduction			1
B.	Background and Current Authorization			1
	1.	External Financing		2
		a. Great Plains Energy		2
		b. KCP&L		2
		c. Non-Utility Subsidiaries		2
		d. Investment Grade Ratings		2
		e. Common Equity Capitalization		2
	2.	Guarantees and Other Forms of Credit Support		3
	3.	Hedging Transactions		3
	4.	Other Financing Transactions		3
	5.	KLT Investments II Inc.		3
C.	Summary of Requested Authorization			3
D.	Parameters for Financing Authorizations			5
	1.	Common Equity Ratio		5
	2.	Investment Grade Ratings		5
	3.	Effective Cost of Money on Financings		5
	4.	Issuance Expenses		6
	5.	Use of Proceeds		6
E.	Description of Specific Types of Financing			6
	1.	External Financing		6
		a. Great Plains Energy		6
			i. Common Stock	6
			ii. Preferred and Equity-Linked Securities	7
			iii. Long-term Debt	8
			iv. Short-term Debt	8
			v. Stock Plans	9
		b.	KCP&L	10
		c.	Non-Utility Subsidiaries	10
	2.	Non-Utility Subsidiary Money Pool		11
	3.	Guarantees and other Forms of Credit Support		12
		a.	Great Plains Energy	12
		b.	Non-Utility Subsidiaries	12
	4.	Interest Rate Risk Management Transactions		12
	5.	Other Financing Transactions		13
		a.	Changes in Capital Stock of Subsidiaries	13
		b.	Financing Subsidiaries	14
		c.	Intermediate Subsidiaries	14
		d.	Payment of Dividends out of Capital and Unearned Surplus	16
		e.	Investment in Great Plains Power Incorporated	16
	6.	KLT Investments II Inc.		17
F.	Certificates of Notification			17
Item 2.	Fees, Commissions and Expenses			18

Item 3.	Applicable Statutory Provisions			18

i

A.	General	18
B.	Compliance with Rules 53 and 54	18

Item 4.	Regulatory Approvals	19

Item 5.	Procedure	19

Item 6.	Exhibits and Financial Statements	20

A.	Exhibits	20
B.	Financial Statements	22

Item 7.	Information as to Environmental Effects	22

ii

Item 1. Description of the Proposed Transactions

A.    Introduction

       In this Application-Declaration (the "Application"), Great Plains Energy Incorporated ("Great Plains Energy"), a Missouri corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Kansas City Power & Light Company ("KCP&L"), a Missouri corporation and a direct public utility subsidiary of Great Plains Energy, and the Non-Utility Subsidiaries (as defined below), seek approval pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32, 33 and 34 and Rules 43, 45, 46, 53 and 54 of the Act and any other applicable provision of the Act or Commission rules to engage in the transactions set forth herein from the effect date of an order issued in this proceeding through the period ending December 31, 2007 (the "Authorization Period").

       Great Plains Energy's sole public utility company (as that term is defined in the Act) is KCP&L, a regulated public utility engaged in the generation, transmission and distribution of electricity to customers primarily in the states of Missouri and Kansas. Great Plains Energy also engages through its subsidiaries in various other energy-related and non-utility businesses. As used in this Application: (a) the term "Non-Utility Subsidiaries" means those subsidiaries listed on Exhibit I, as well as any future direct or indirect non-utility subsidiaries of Great Plains Energy; and (b) the term "Subsidiaries" means KCP&L and the Non-Utility Subsidiaries. The principal Non-Utility Subsidiaries that are directly or indirectly owned by Great Plains Energy include:

(a)

Great Plains Energy Services Incorporated ("GPES"), a subsidiary service company authorized to provide goods and services to Great Plains Energy and its associate companies (HCAR 27662, March 31, 2003).

(b)	Great Plains Power Incorporated ("GPP"), an inactive subsidiary that focused on the development of wholesale generation.

(c)

Strategic Energy, L.L.C. ("Strategic Energy"), a Rule 58 company, providing competitive electricity supply services in several electricity markets offering retail choice. Great Plains Energy indirectly owns just under 100% of the ownership interests in Strategic Energy through intermediate holding companies.

(d)	KLT Inc., an intermediate holding company, primarily holding indirect interests in Strategic Energy as well as affordable housing investments.

B.    Background and Current Authorization

       By order dated September 7, 2001, in File No. 70-9861 (the "September 7, 2001 Order"), the Commission authorized Great Plains Energy Incorporated ("Great Plains Energy") and its subsidiaries, among other things, to engage in (i) a program of external financing, (ii) intrasystem credit support arrangements, (iii) interest rate hedging measures, and (iv) other intrasystem transactions from time to time through December 31, 2004.

       By order dated December 29, 2003, in file No. 70-9861 (the "December 29, 2003 Order"), the authorizations contained in the September 7, 2001 Order were superseded and replaced by the following authorizations (the "Current Authorization") for the period of October 1, 2001 through December 31, 2005 (the "Current Authorization Period"):

       1.     External Financing

              a.     Great Plains Energy

       Great Plains Energy was authorized to issue and sell from time to time Common Stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount outstanding at any one time of all such securities issued during the Prior Authorization Period was limited to $1.2 billion. Great Plains Energy was authorized to issue, directly or indirectly through one or more Financing Subsidiaries, preferred stock or other types of preferred or equity-linked securities including, without limitation, trust preferred securities and debt or preferred securities that are convertible, either mandatorily or at the option of the holder, into Common Stock or Great Plains Energy indebtedness and forward purchase contracts for common stock.

              b.     KCP&L

       KCP&L was authorized to issue and sell from time to time during the Current Authorization Period notes and other evidences of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $500 million. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Great Plains Energy, bank lines of credit, and other debt securities. KCP&L was also authorized to continue with certain existing leases in accordance with their terms.

              c.     Non-Utility Subsidiaries

       Great Plains Energy and the Non-Utility Subsidiaries were authorized to make loans to non wholly-owned associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

              d.     Investment Grade Ratings

       Apart from securities issued either for intrasystem financings, or by KCP&L in the form of commercial paper or short-term bank facilities, no guarantees or other securities, other than common stock, could be issued in reliance upon the authorization granted by the Commission unless (i) the security to be issued, if rated, was rated investment grade; (ii) all outstanding securities of the issuer (except in the case of Great Plains Energy, its preferred stock) that were rated were rated investment grade; and (iii) all outstanding securities of Great Plains Energy (except for Great Plains Energy's preferred stock) that were rated were rated investment grade. For purposes of this provision, a security would be deemed to be rated investment grade if it was rated investment grade by at least one nationally recognized statistical rating organization. The Commission reserved jurisdiction over the issuance or any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above were not satisfied.

              e.     Common Equity Capitalization.

       Issuances of guarantees or other securities in reliance upon the Current Authorization by the Commission are subject to the following conditions: (i) Great Plains Energy will maintain common equity as a percentage of consolidated capitalization (as reflected on the balance sheets contained in its most recent filing on Form 10-K or Form 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934, and including short-term debt and current maturities of long-term debt) at 30% or higher at all times during the Current Authorization Period; and (ii) KCP&L will maintain common equity as a percentage of consolidated capitalization (determined in the same manner specified above) at 30% or higher during the Current Authorization Period. The Commission reserved jurisdiction over the issuance of guarantees or other securities in those circumstances where Great Plains Energy or KCP&L does not comply with the 30% common equity criteria.

       2.     Guarantees and Other Forms of Credit Support

       Great Plains Energy was authorized to enter into guarantees and other forms of support agreements on behalf or for the benefit of any Subsidiary during the Current Authorization Period in an aggregate principal amount not to exceed $600 million outstanding at any one time. Non-Utility Subsidiaries were also authorized to provide credit support on behalf and for the benefit of other Non-Utility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support exempt under Rule 45(b)(7) or Rule 52(b).

       3.     Hedging Transactions

       Great Plains Energy and KCP&L (to the extent not exempt pursuant to Rule 52) were authorized to enter into interest rate hedging transactions with respect to existing indebtedness, subject to certain limitations and restrictions, in order to reduce or manage interest rate cost.

       4.     Other Financing Transactions

       Applicants were also authorized to engage in transactions, to the extent such transactions are not otherwise exempt under the Act, for (i) changes to any wholly-owned Non-Utility Subsidiary's capital stock capitalization; (ii) the acquisition of the securities of financing subsidiaries and intermediate subsidiaries; (iii) the payment of dividends out of capital or unearned surplus by certain Non-Utility Subsidiaries; and, (iv) sales and service agreements between the subsidiaries, to the extent not otherwise permitted or exempt by rule.

       Great Plains Energy was authorized to invest, directly or indirectly, up to $10 million in the aggregate in GPP to be used for specified types of preliminary project development and administrative activities. Great Plains Energy committed to seek the authorization of the Commission before it acquired, directly or indirectly, any securities of an independent power project.

       5.     KLT Investments II Inc.

       The Commission reserved jurisdiction over the retainability of KLT Investments II Inc. until December 31, 2005.

C.    Summary of Requested Authorization

       Upon the effective date of an order issued in this proceeding, the Applicants seek to revise, restate, replace and substitute all of their current authorization under the Current Authorization with respect to financing activities by substituting in lieu thereof the following authority during the Authorization Period:

       1.  Great Plains Energy requests authorization to issue and sell, from time to time during the Authorization Period, common stock (including forward sales), preferred securities, unsecured long-term indebtedness, unsecured short-term indebtedness and equity-linked securities, in an aggregate amount outstanding at any one time during the Authorization Period of $500 million, excluding (i) securities issued and sold under Stock Plans described in Section

1.E.1.v, (ii) borrowings under existing bank lines of credit; and (iii) issuances of Common Stock pursuant to the terms of issued and outstanding equity-linked securities.

       2.  Great Plains Energy requests authorization to issue and/or sell Common Stock and/or options, units, performance shares, SARs or other derivative securities (collectively, such options, units, performance shares, SARs and other derivative securities are referred to as "Stock Rights") with respect thereto, during the Authorization Period under Stock Plans described in Section 1.E.1.v.; provided, among other things, that the number of shares of Common Stock issued under the Stock Plans during the Authorization Period, plus the number of shares of Common Stock issuable upon the exercise of Stock Rights issued during the Authorization Period, shall not exceed 1.5 million shares.

       3.  KCP&L requests authorization to issue and sell from time to time during the Authorization Period short-term indebtedness in an aggregate principal amount outstanding at any one time not to exceed $500 million.

       4.  Great Plains Energy and the Non-Utility Subsidiaries request authorization to make loans to non wholly-owned Non-Utility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

       5.  Great Plains Energy and the Non-Utility Subsidiaries request authorization to create and maintain a Non-Utility Money Pool, as described herein.

       6.  Great Plains Energy requests authorization to enter into guarantees and other forms of support agreements on behalf or for the benefit of any Subsidiary during the Authorization Period in an aggregate principal amount not to exceed $600 million outstanding at any one time.

       7.  The Non-Utility Subsidiaries request authorization to enter into guarantees and other forms of support agreements on behalf or for the benefit of any Non-Utility Subsidiary during the Authorization Period in an aggregate principal amount not to exceed $300 million outstanding at any one time.

       8.  Great Plains Energy and KCP&L request authorization to enter into interest rate management transactions, including transactions with respect to anticipated debt offerings.

       9.  Great Plains Energy requests authorization to acquire, directly or through Subsidiaries, the securities of one or more entities ("Intermediate Subsidiaries") to facilitate the acquisition, holding and/or financing of non-utility investments, and to acquire, directly or through Subsidiaries, the securities of one or more entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities of Great Plains Energy and its Subsidiaries.

       10.  Applicants request authorization to undertake internal reorganizations of Non-Utility Subsidiaries and businesses.

       11.  Applicants request authorization to make changes to the capital structure of Great Plains Energy's wholly-owned Subsidiaries.

       12.  Applicants request authorization for Non-Utility Subsidiaries to pay dividends out of capital and unearned surplus, as described herein.

       13.  Great Plains Energy requests authorization to invest, directly or indirectly, up to $10 million in the aggregate in Great Plains Power, as described herein.

       14.  Great Plains Energy requests the Commission to retain jurisdiction over the retainability of KLT Investments II Inc. until December 31, 2007.

D.    Parameters for Financing Authorization

The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

       1.  Common Equity Ratio. Issuances of guarantees or other securities in reliance upon the authorization by the Commission will be subject to the following conditions: (i) Great Plains Energy will maintain common equity as a percentage of consolidated capitalization (as reflected on the balance sheets contained in its most recent filing on Form 10-K or Form 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended, and including short-term debt and current maturities of long-term debt, but excluding other comprehensive income (loss)) at 30% or higher at all times during the Authorization Period; and (ii) KCP&L will maintain common equity as a percentage of consolidated capitalization (determined in the same manner specified above) at 30% or higher during the Authorization Period.

       The consequence of failing to maintain common equity of at least 30% of consolidated capitalization when required is that Great Plains Energy and its Subsidiaries (or KCP&L if such failure is only by KCP&L) would not be authorized to issue guarantees and other securities in reliance upon the authorization of the Commission, except for securities which would result in an increase in such common equity percentage. The Commission is requested to reserve jurisdiction over the issuance of guarantees or other securities in those circumstances where Great Plains Energy or KCP&L does not comply with the 30% common equity criteria.

       2.  Investment Grade Ratings. Apart from securities issued either for intrasystem financings, for the purpose of funding the Non-Utility Money Pool (as defined below), or by KCP&L in the form of commercial paper or short-term bank facilities, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer (except in the case of Great Plains Energy, its preferred stock) that are rated are rated investment grade; and (iii) all outstanding securities of Great Plains Energy (except for Great Plains Energy's preferred stock) that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934. Applicants request that the Commission reserve jurisdiction over the issuance or any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

       3.  Effective Cost of Money on Financings. The effective cost of capital for long-term debt and short-term debt, preferred securities and equity-linked securities issued in reliance upon the authorization granted by the Commission will not exceed the following limits:

           a.  The dividend rate on any series of preferred or equity-linked securities will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities, or (b) competitive market rates for securities of comparable credit quality with similar terms and features.

           b.  The interest rate on long-term debt will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of long-term debt, or (b) competitive market rates for securities of comparable credit quality with similar terms and features.

           c.  The interest rate on short-term debt will not exceed at the time of issuance the greater of (a) 500 basis points over LIBOR for maturities of one year or less, or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality with similar terms and features.

       4.  Issuance Expenses. The underwriting fees and commissions paid in connection with the issue, sale or distribution of securities pursuant to this Application will not exceed the competitive market rates which are consistent with similar securities of comparable credit quality and maturities issued by other companies; provided, that in no event will such fees, commissions and expenses exceed seven percent (7%) of the principal or face amount of the securities being issued or gross proceeds of the financing.

       5.  Use of Proceeds. The proceeds from the sale of securities issued by Great Plains Energy pursuant to this Application will be used for any lawful purposes, including but not limited to: (a) the financing of the capital expenditures of the Great Plains Energy system; (b) the financing of working capital requirements of the Great Plains Energy system; (c) direct or indirect investment in companies or assets, the acquisition of which are either exempt under the Act or Commission Rule, or have been authorized by the Commission; (d) refinancing of outstanding securities; and (e) general corporate purposes. The proceeds from the sale of securities issued by KCP&L pursuant to this Application will be used for any lawful purposes, including but not limited to: (a) the financing of the capital expenditures of KCP&L and its Subsidiaries; (b) the financing of working capital requirements of KCP&L and its Subsidiaries, (c) direct or indirect investment in companies or assets, the acquisition of which are either exempt under the Act or Commission Rule, or have been authorized by the Commission; (d) refinancing of outstanding securities; and (e) general corporate purposes.

E.    Description of Specific Types of Financing.

       1.  External Financing

           a.  Great Plains Energy

       Great Plains Energy proposes to issue and sell (including forward sales) from time to time Common Stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount outstanding at any one time of all such securities issued and sold during the Authorization Period will not exceed $500 million, excluding (i) securities issued and sold under the Stock Plans described below in Section 1.E.1.v., (ii) borrowings under existing bank lines of credit; and (iii) issuances of Common Stock pursuant to the terms of issued and outstanding equity-linked securities.

               i.  Common Stock

       Great Plains Energy proposes to issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Common Stock may be issued pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Great Plains Energy also proposes to issue stock options, performance shares, stock appreciation rights ("SARs"), warrants, or other stock purchase rights that are exercisable for Common Stock and to issue Common Stock upon the exercise of such options, SARs, warrants, or other stock purchase rights.

       Great Plains Energy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Great Plains Energy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Great Plains Energy or through agents designated by Great Plains Energy from time to time. If dealers are utilized in the sale of Common Stock, Great Plains Energy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Great Plains Energy may grant the underwriters thereof a "green shoe" option permitting the purchase from Great Plains Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

       Great Plains Energy also requests authority to issue Common Stock, restricted stock, performance shares, options, SARs, warrants, units or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other existing companies Great Plains Energy may seek to acquire, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder. If Common Stock or other securities linked to Common Stock are used as consideration in connection with any such authorized or exempt acquisition, the market value of the Common Stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed $500 million limitation on financing.

               ii.  Preferred and Equity-Linked Securities

       Great Plains Energy requests authorization to issue, directly or indirectly through one or more Financing Subsidiaries, preferred stock or other types of preferred or equity-linked securities including, without limitation, trust preferred securities and debt or preferred securities that are convertible, either mandatorily or at the option of the holder, into Common Stock or Great Plains Energy indebtedness and forward purchase contracts for Common Stock. Equity-linked securities may be exercisable or exchangeable for or convertible, either mandatorily or at the option of the holder, in Great Plains Energy Common Stock or indebtedness or allow the holder to surrender to the issuer or apply the value of such security to such holder's obligation to make a payment on another security issued by Great Plains Energy pursuant to authorization of the Commission. Equity-linked securities may include forward contracts obligating holders to purchase from Great Plains Energy and/or Great Plains Energy to sell to the holders, a number of shares specified directly or by formula at an aggregate offering price either fixed at the time the forward purchase contracts are issued or determined by reference to a specific formula set forth in the forward purchase contracts. The forward purchase contracts may be issued separately or as part of units consisting of a forward purchase contract and debt and/or preferred securities of Great Plains Energy and/or debt obligations of non-affiliates, including U.S. Treasury securities, securing holders' obligations to purchase the Common Stock of Great Plains Energy under the forward purchase contracts. The forward purchase contracts may require holders to secure their obligations thereunder in a specified manner. The conversion of such equity-linked securities and subsequent issuance of other securities as a direct result of such conversion (or the performance of such forward purchase contracts), to the extent that no additional financing proceeds are realized, shall not be counted against the financing limit.

       Preferred or equity-linked securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series. Dividends or distributions on preferred or equity-linked securities issued directly or indirectly by Great Plains Energy may be convertible or exchangeable into shares of Great Plains Energy Common Stock or other indebtedness and forward purchase contracts for Great Plains Energy Common Stock, and may be issued in the form of shares or units. Preferred and equity-linked securities may be sold directly or indirectly through underwriters or dealers or in connection with an acquisition similar to that described for Common Stock. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods.

               iii.  Long-term Debt

       Great Plains Energy requests authorization to issue, directly or indirectly through one or more Financing Subsidiaries, long-term debt. Long-term debt of Great Plains Energy may be in the form of unsecured notes ("Notes") issued in one or more series. The Notes of any series (i) may be convertible into any other securities of Great Plains Energy, (ii) will have a maturity ranging from one to 50 years, (iii) will bear interest at a rate not to exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Notes, or (b) competitive market rates for securities of comparable credit quality with similar terms and features; (iv) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (v) may be entitled to mandatory or optional sinking fund provisions, (vi) may provide for reset of the coupon pursuant to a remarketing arrangement, and (vii) may be called from existing investors or put to the company, or both. The Notes will be issued under an indenture (the "Indenture") to be entered into between Great Plains Energy and a national bank, as trustee.

       Long-term debt of Great Plains Energy also may be in the form of bank lines of credit. Loans under these bank lines will have maturities of not more than five years from the date of each borrowing and the effective cost of such loans will not exceed at the time of issuance the greater of (a) 500 basis points over LIBOR, or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality with similar terms and features. Unused borrowing capacity under bank lines of credit, and borrowings under bank lines of credit established prior to the Authorization Period will not be counted against the financing limit.

       Great Plains Energy contemplates that the Notes would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities that would resell the Notes without registration under the 1933 Act, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

       The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer's certificate and purchase agreement or underwriting agreement setting forth such terms.

               iv.  Short-Term Debt

       To provide financing for general corporate purposes, other working capital requirements and investments in new enterprises until long-term financing can be obtained, Great Plains Energy may sell, directly or indirectly through one or more Financing Subsidiaries, commercial paper or establish bank lines of credit ("Short-term Debt"). The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance the greater of (a) 500 basis points over LIBOR for maturities of one year or less, or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality with similar terms and features. Unused borrowing capacity under bank lines of credit, and borrowings under bank lines of credit established prior to the Authorization Period will not be counted against the financing limit.

       Specifically, Great Plains Energy may sell, directly or indirectly, commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. Great Plains Energy expects that the dealers acquiring commercial paper from Great Plains Energy will reoffer such paper at a discount to corporate, institutional and sophisticated individual investors. Great Plains Energy anticipates that its commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

       Great Plains Energy also proposes to establish, directly or indirectly, bank lines in an aggregate principal amount sufficient to support projected levels of short-term borrowings and to provide an alternative source of liquidity. Loans under these lines will have maturities not more than one year from the date of each borrowing. Unused borrowing capacity under such lines will not be counted against the financing limit. Great Plains Energy also may engage, directly or indirectly, in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               v.  Stock Plans

       Great Plains Energy seeks authorization to issue and/or sell Common Stock, restricted stock and/or options, units, performance shares, SARs or other derivative securities (collectively, such options, units, performance shares, SARs and other derivative securities are referred to as "Stock Rights") with respect thereto, during the Authorization Period under the following plans and any similar future plans (collectively, the "Stock Plans"):

*

The Dividend Reinvestment and Direct Stock Purchase Plan, which offers common shareholders, employees and directors of Great Plains Energy and its subsidiaries the opportunity to purchase shares of Great Plains Energy's common stock by reinvesting dividends and/or making optional cash payments.

*

The Employee Savings Plus Plan, which is a defined contribution plan qualified under Section 401 of the Internal Revenue Code. Contributions to the plan will be matched by a contribution in cash, Common Stock, or a combination thereof, of an amount, up to three percent of the employee's compensation for any payroll period, equal to 50 percent of the amount contributed.

*

The Long-Term Incentive Plan, which provides for granting to certain eligible employees of Great Plains Energy and its subsidiaries incentive stock options, awards of limited stock appreciation rights, awards of shares of Great Plains Energy stock subject to certain restrictions on transferability that lapse after specified periods, and awards of performance shares to be exchanged for shares of common stock upon the achievement of certain performance measures.

       Shares of Common Stock for use under the Stock Plans described above may either be newly issued shares, treasury shares or shares purchased in the open market. The Stock Plans and/or Great Plains Energy will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. Great Plains Energy also may acquire treasury shares through other open-market purchases. Great Plains Energy also proposes to issue and/or sell shares of Common Stock pursuant to the existing Stock Plans and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order.

       The number of shares of Common Stock issued under the Stock Plans during the Authorization Period, plus the number of shares of Common Stock issuable upon the exercise of Stock Rights issued during the Authorization Period, shall not exceed 1.5 million shares of Common Stock (the "Share Limitation"). The issuance of Common Stock upon the exercise of Stock Rights shall not count against the Share Limitation, to the extent that either (i) the issuance of such Stock Rights has already been counted against the Share Limitation, or (ii) such Stock Rights had been issued prior to the date of an order in this proceeding. Only newly issued shares of Common Stock will be counted against the Share Limitation. Any shares of Common Stock purchased in the open market or otherwise acquired for the purpose of delivery pursuant to any such Stock Plan shall not count against the Share Limitation and, to the extent such shares are applied to satisfy an obligation in respect of the exercise of Stock Rights, the Share Limitation shall be reinstated. To the extent that any Stock Rights issued pursuant to this authorization expire or are forfeited, or are applied to satisfy any income tax withholding obligation, the number of shares counted against the Share Limitation upon the issuance of such Stock Rights shall be reinstated.

           b.  KCP&L

       KCP&L requests authorization to issue and sell from time to time during the Authorization Period notes and other evidences of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $500 million. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Great Plains Energy, bank lines of credit, and other debt securities. The effective cost of money on short-term debt of KCP&L authorized in this proceeding will not exceed at the time of issuance the greater of (a) 500 basis points over LIBOR for maturities of one year or less, or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality with similar terms and features. The issuance by KCP&L of commercial paper and other short-term indebtedness having a maturity of less than 12 months will not be exempt under Rule 52(a) since it is not subject to approval by its state regulatory commissions; however, KCP&L must obtain the authorization of the Missouri Public Service Commission for any mortgage or other encumbrance of KCP&L's franchise, works or system. Unused borrowing capacity under bank lines of credit, and borrowings under bank lines of credit established prior to the Authorization Period will not be counted against the financing limit.

       KCP&L currently leases from non-affiliates certain transmission utility assets for use in providing electric service within its service territory. No affiliate or associate company of KCP&L is a party to these leases, and KCP&L does not sublease any of these utility assets to any affiliate or associate company. KCP&L requests authority to continue with these leases in accordance with their terms.

           c.  Non-Utility Subsidiaries

       In order to be exempt under Rule 52(b), any loan by Great Plains Energy to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, if a Non-Utility Subsidiary making a borrowing is not wholly-owned by Great Plains Energy, directly or indirectly, and does not sell goods or services to KCP&L, then the Applicants request authority for Great Plains Energy and its Non-Utility Subsidiaries to make loans to any such non wholly-owned associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. (see First Energy Corp., supra; September 7, 2001 Order). Applicants make this request since, if Great Plains Energy or a Non-Utility subsidiary were required to charge only its effective cost of capital on a loan to a less than wholly- owned associate company when market rates were greater, the other owner(s) of such associate company would in effect receive a subsidy from Great Plains Energy or the lending Non-Utility Subsidiary equal to the difference between the cost of providing the loan at its effective cost of capital and the other owner(s) proportionate share of the price at which it would have to obtain a similar loan on the open market. Great Plains Energy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to any such intra-system loan transaction. Investments in Non-Utility Subsidiaries prior to October 1, 2001 are disregarded for purposes of calculating the dollar limitation placed on Great Plains Energy for such investments under Rule 58 (see September 7, 2001 Order).

       2.  Non-Utility Subsidiary Money Pool

       Great Plains Energy and the Non-Utility Subsidiaries listed on Exhibit B-10 hereto (the "Participants") request authorization to operate in a system money pool (the "Non-Utility Money Pool"). Great Plains Energy and the Participants would invest their surplus funds in the Non-Utility Money Pool, and the Participants would borrow funds from the Non-Utility Money Pool. Great Plains Energy and KCP&L would not borrow from the Non-Utility Money Pool, but Great Plains Energy may be the ultimate provider of funds to the Non-Utility Money Pool as needed. Great Plains Energy would obtain the funds to invest in the Non-Utility Money Pool from internally generated funds or from proceeds of financings authorized in this proceeding. Great Plains Energy Services Incorporated ("GPES") would administer the Non-Utility Money Pool on an "at cost" basis. GPES would maintain a record reflecting each Participant's daily balance. The record would indicate the amount of the Participant's lending, investment or borrowing balance, as the case may be, as well as the Participant's share of interest and investment income and interest owed, if any.

       Currently, the Non-Utility Subsidiaries fund their respective operations through a combination of one or more of internally generated funds, bilateral intra-system borrowings and external financings. The Non-Utility Money Pool would simplify the administration of intra-system borrowings and provide the Participants with the opportunity to invest surplus funds and to reduce short-term borrowing costs.

       Proceeds of any short-term borrowings from the Non-Utility Money Pool by the Participants may be used (i) for the interim financing of construction and capital expenditure programs; (ii) for working capital needs, (iii) for the repayment or refinancing of debt; (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, (v) to otherwise finance the borrower's own business, and (vi) for other lawful general purposes.

       The daily interest rate of loans from the Non-Utility Money Pool would equal the effective weighted average rate of interest on Great Plains Energy's outstanding commercial paper and/or revolving credit borrowings. If no such Great Plains Energy borrowings are outstanding on the date of any outstanding, loan, then the interest rate would be the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York (or if such day is not a business day, the rate on the prior business day). Funds not required by the Non-Utility Money Pool to make loans to Participants or to repay borrowings incurred to provide funds to Participants would ordinarily be invested in one or more short-term investments including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) banks' acceptances;

(v) repurchase agreements; (vi) tax exempt notes; and (vii) other investment that are permitted by Section 9(c) and Rule 40. The interest income and investment income earned on loans and investments of surplus funds would be allocated among Great Plains Energy and the Participants in accordance with their respective contribution of funds to the Non-Utility Money Pool.

       Each Participant borrowing from the Non-Utility Money Pool would be required to repay the principal of, and accrued interest on, such loan on demand, and may repay such loan at any time without penalty or premium. Interest on outstanding loans would be paid to the Non-Utility Money Pool on a monthly basis.

       The form of the proposed Non-Utility Money Pool agreement is attached hereto as Exhibit B-10.

       3.  Guarantees and Other Forms of Credit Support

       Great Plains Energy further proposes to enter into guarantees and other forms of support agreements on behalf or for the benefit of any subsidiary during the Authorization Period in an aggregate principal amount not to exceed $600 million outstanding at any one time. Applicants also request authorization for Non-Utility Subsidiaries to provide credit support on behalf and for the benefit of other Non-Utility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support exempt under Rule 45(b)(7) or Rule 52(b).

Certain guarantees may be in support of obligations that are not capable of exact quantification. In such cases, Applicants state that each will determine the exposure under such guarantees for purposes of measuring compliance with the above limits by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. Applicants state that these estimates will be made in accordance with generally accepted accounting practices, as appropriate.

           a.  Great Plains Energy

       Great Plains Energy requests authorization to enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Great Plains Energy Guarantees") on behalf or for the benefit of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $600 million outstanding at any one time. Subject to such limitation, Great Plains Energy may guarantee both securities issued by and other contractual or legal obligations of any Subsidiary. Great Plains Energy proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the Great Plains Energy Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

           b.  Non-Utility Subsidiaries

       In addition, Applicants request authorization for the Non-Utility Subsidiaries to provide guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified for Great Plains Energy Guarantees.

       4.  Interest Rate Risk Management Transactions

       Great Plains Energy and KCP&L (to the extent not exempt pursuant to Rule 52) request authorization to enter into interest rate management transactions ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate risks. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than A-, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

       Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures, forward issuance agreements, call spread options, the sale and/or purchase of various call or put options or warrants, structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations (collectively, "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts and will not exceed the principal amount of the underlying security except to the extent necessary to adjust for differing price movements between the underlying and hedged securities or to allow for the fees related to the transaction.

       In addition, Great Plains Energy and KCP&L (to the extent not exempt pursuant to Rule 52) request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings ("Pre-Issuance Hedges"), subject to certain limitations and restrictions. Such Pre-Issuance Hedges would only be entered into with Approved counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new debt issuance through (i) a forward sale of exchange-traded Hedge Instruments, (ii) the purchase of put options on Hedge Instruments, (ii) a put option purchase in combination with the sale of call options, (iii) the purchase of put options on Hedge Instruments, (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, (v) forward-starting swaps or Treasury locks, or (vi) combinations of the forgoing and/or other derivative or cash transactions including, but not limited to structured notes, caps and collars appropriate for Pre-Issuance Hedges. Pre-Issuance Hedges may be executed on-exchange with brokers through the opening of futures and/or options positions traded on exchanges, the opening of over-the-counter positions with one or more counterparties, or a combination of both.

       Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge or a Pre-Issuance Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

       Applicants will comply with SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board (the "FASB"). Great Plains Energy and KCP&L will not engage in "speculative transactions" as that term is described in SFAS 133.

       5.  Other Financing Transactions

       Applicants also request authorization, to the extent such transactions are not otherwise exempt under the Act, for (i) changes to any wholly-owned Non-Utility Subsidiary's capital stock capitalization; (ii) the acquisition of the securities of certain specified categories of Non-Utility Subsidiaries; (iii) the payment of dividends out of capital or unearned surplus by certain Non-Utility Subsidiaries; and, (iv) sales and service agreements between the Subsidiaries, to the extent not otherwise permitted or exempt by rule.

           a.  Changes in Capital Stock of Subsidiaries

       The portion of an individual Non-Utility Subsidiary's aggregate financing to be effected through the sale of stock to Great Plains Energy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such Non-Utility Subsidiary. In addition, the Non-Utility Subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned Non-Utility Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of the authorized capital stock capitalization of the wholly-owned Non-Utility subsidiaries identified in Exhibit I, and any future wholly-owned Non-Utility Subsidiary, by an amount deemed appropriate by Great Plains Energy or other intermediate parent company in the instant case. A Non-Utility Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Notwithstanding the foregoing, any alteration of the terms and conditions of any capital stock of a subsidiary which is a public utility (as defined in Section 2(a)(5) of the Act) would be subject to and would only be taken upon the receipt of further Commission authorization and any necessary approvals by the state commissions in the state or states in which such subsidiary is incorporated and doing business.

           b.  Financing Subsidiaries

       Great Plains Energy and its Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Great Plains Energy and the subsidiaries through the issuance of debt or equity securities, including but not limited to company-obligated mandatorily redeemable trust preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other subsidiaries, provided, however, that a Financing Subsidiary of KCP&L will dividend, loan or transfer proceeds of financing only to KCP&L. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to Great Plains Energy would mirror the terms of those securities. Great Plains Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The subsidiaries also may provide guarantees and enter into expense agreements pursuant to Rules 45(b)(7) and 52, as applicable, if required on behalf of any Financing Subsidiaries which they organize. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be.

           c.  Intermediate Subsidiaries

       Great Plains Energy requests authority to acquire, directly or indirectly through a Non-Utility Subsidiary (excluding, however, Great Plains Energy Services Incorporated), the securities of one or more new intermediate subsidiary companies which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, ETCs, Rule 58 Companies or other nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding). Great Plains Energy also requests authority for these new intermediate subsidiaries, as well as existing intermediate subsidiaries (collectively, the "Intermediate Subsidiaries"), to provide management, administrative, project development and operating services to such entities at fair market prices determined without regard to cost, and therefore requests an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

       (i)  A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

       (ii)  An EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not KCP&L;

       (iii)  A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

       (iv)  A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not KCP&L; or

       (v)  A Rule 58 subsidiary or any other Non-Utility Subsidiary that (a) is partially-owned by Great Plains Energy, provided that the ultimate purchaser of such goods or services is not KCP&L (or any other entity that Great Plains Energy may form whose activities and operations are primarily related to the provision of goods and services to KCP&L), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to nonutility subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

       An Intermediate Subsidiary may be organized, among other things, (i) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, Rule 58 Company, or other Non-Utility Subsidiary; (ii) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Great Plains Energy and unaffiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit Great Plains Energy's exposure to U.S. and foreign taxes; (vii) to further insulate Great Plains Energy and KCP&L from operational or other business risks that may be associated with investments in non-utility companies; or (vii) for other lawful business purposes.

       Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by Great Plains Energy from the Commission; and (iii) other available cash resources, including proceeds of securities sales by a Non-Utility Subsidiary pursuant to Rule 52. To the extent that Great Plains Energy provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in Great Plains Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

       Great Plains Energy may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in nonutility subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Great Plains Energy may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary or sell (or cause a Non-Utility Subsidiary to sell) the equity securities of one Non-Utility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder, Great Plains Energy hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Great Plains Energy's ownership interests in existing and future nonutility subsidiaries. Such transactions may take the form of a Non-Utility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary or the acquisition by Intermediate Subsidiaries, directly or indirectly, of the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Great Plains Energy will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

           d.  Payment of Dividends out of Capital and Unearned Surplus

       Authority is requested for every Non-Utility Subsidiary to be permitted to pay dividends with respect to the securities of such Non-Utility Subsidiaries and/or acquire, retire or redeem any securities of such Non-Utility Subsidiaries that are held by an associate company or affiliate, from time to time, through the Authorization Period, out of capital or unearned surplus, to the extent permitted under applicable corporate law; provided, however, that a Non-Utility Subsidiary will not declare or pay any dividend out of capital or unearned surplus unless it (a) does not derive any material part of its revenues from the sale of goods, services or electricity to KCP&L, and (b) satisfies one or more of the following: (i) it has received excess cash as a result of a sale of its assets; (ii) it has engaged in a restructuring or reorganization; or (iii) it is returning capital to an associate company. Applicants request that the Commission reserve jurisdiction over the payment of such dividends out of capital or unearned surplus in cases where of the foregoing conditions are not met.

           e.  Investments in Great Plains Power Incorporated

       GPP currently is an inactive Non-Utility Subsidiary. GPP engaged in certain IPP preliminary project development and administrative activities, such as obtaining options to purchase real estate for potential plant sites, filing applications for air, wetlands and other preconstruction matters and filing a market-based rate schedule with the Federal Energy Regulatory Commission. GPP currently does not own any tangible assets for the generation, transmission, transportation or distribution of electric energy. GPP currently is not an IPP, and has no interests in IPPs.

       The Commission in its December 29, 2003, Order authorized Great Plains Energy authority to invest, directly or indirectly, up to $10 million in the aggregate in GPP to be used for the same types of preliminary IPP project development and administrative activities as described in the preceding paragraph without obtaining further authorization of the Commission. Great Plains Energy has invested, directly or indirectly, approximately $6 million in GPP as of March 31, 2005, excluding losses of approximately $4.1 million. Great Plains Energy requests an extension of this authority through the Authorization Period. Great Plains Energy will seek the authorization of the Commission before it acquires, directly or indirectly, any securities of an IPP.

       6.  KLT Investments II Inc.

       In the September 7, 2001 Order, the Commission reserved jurisdiction over the retainability of KLT Investments II Inc. for a period of three years following Great Plains Energy's registration under the Act. This reservation of jurisdiction was extended until December 31, 2005, pursuant to the December 29, 2003, Order. KLT Investments II continues to hold its interests in KCEP I, L.P. and Envirotech Investment Fund I. The secondary market for private equity fund interests, such as these two investments, is limited. KLT Investments II has attempted to dispose of these interests, but has not obtained an acceptable offer. KLT Investments II will continue efforts to dispose of these interests. The Commission is requested to continue its reservation of jurisdiction over the retention of KLT Investments II until December 31, 2007.

F.    Certificates of Notification

Great Plains Energy proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Post-Effective Amendment. Such certificates of notification would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

       1.  The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale;

       2.  The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise;

       3.  If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

       4.  The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy.

       5.  The amount and terms of any short-term debt issued by Great Plains Energy or KCP&L during the quarter;

       6.  The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

       7.  The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter that are not exempt under Rule 52;

       8.  The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to such instruments;

       9.  The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

       10.  A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

       11.  The aggregate amount invested in Great Plains Power Incorporated as of the end of the period;

       12.  The amount and principal terms of any securities issued by an ETC acquired, directly or indirectly, by Great Plains Energy; and

       13.  Copies of the transmission leases referred to in Item 1.D.1.b., above.

Item 2.  Fees, Commissions and Expenses.

       It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Application/Declaration will not exceed $50,000. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby. The Applicants estimate that such fees and expenses will not exceed 7 percent of the proceeds of any such financings.

Item 3.  Applicable Statutory Provisions.

       A.  General

Sections 6(a) and 7 of the Act are applicable to the issuance of common stock and preferred stock and to the direct or indirect issuance of Notes or other forms of preferred or equity-linked securities by Great Plains Energy, and to the issuance of short-term debt by Great Plains Energy and KCP&L. In addition, Sections 6(a) and 7 of the Act are applicable to interest rate hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the act and Rule 45(a) are applicable to the issuance of guarantees by Great Plains Energy and its Subsidiaries, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy or any Subsidiary of the equity securities of any Financing Subsidiary or Intermediate Subsidiary and to Great Plains Energy's investment in existing or new Subsidiaries. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Non-Utility Subsidiary.

       B.  Compliance with Rules 53 and 54

       The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraph (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effects of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

       Rule 53(a)(1):  Great Plains Energy does not hold any interest in any EWG or FUCO.

       Rule 53(a)(2):  Great Plains Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Great Plains Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

       Rule 53(a)(3):  No more than 2 percent of KCP&L employees will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

       Rule 53(a)(4):  Great Plains Energy has submitted a copy of the Application/Declaration in this proceeding and each amendment thereto, copies of all Rule 24 certificates required hereunder, as well as a copy of Great Plains Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of KCP&L.

       Rule 53(b)(1):  Great Plains Energy indirectly held interests in DTI Holdings, Inc., Digital Teleport, Inc., Digital Teleport of Virginia, Inc. and Digital Teleport Nationwide LLC. These four companies are ETCs under Section 34 of the Act. On December 31, 2001, DTI Holdings, Inc., Digital Teleport, Inc. and Digital Teleport of Virginia, Inc. (collectively, "DTI") filed voluntary petitions in bankruptcy court for reorganization under Chapter 11 of the U.S. Bankruptcy Code. DTI's plan of reorganization was approved by the bankruptcy court on June 11, 2003, and became effective on June 24, 2003, whereby, among other things, the equity interests in DTI were extinguished and DTI will be dissolved. This provision is thus satisfied.

       Rule 53(b)(2) and (3):  These provisions are inapplicable in that Great Plains Energy has no interests in EWGs or FUCOs.

       Rule 53(c):  This provision is inapplicable by its terms.

Item 4.  Regulatory Approvals.

       Approval of the Missouri Public Service Commission (the "MPSC") is required prior to the encumbrance of KCP&L's assets or the issuance and sale by KCP&L of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than twelve months after the date thereof. No state commission, and no federal commission other than this Commission, has jurisdiction over any of the transactions proposed herein.

Item 5.  Procedure

       Applicants respectfully request that the Commission issue a notice of the filing of this Application /Declaration as soon as practicable and that the Commission's order approving this Application/Declaration be issued as soon after the notice period as its rules allow. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The

Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

       A.  Exhibits

Exhibit Number		Description of Document

A-1	*	Articles of Incorporation of Great Plains Energy Incorporated dated as of February 26, 2001 (Exhibit 3.i to Form 8-K filed October 1, 2001).

A-2	*	Bylaws of Great Plains Energy Incorporated, as amended September 16, 2003 (Exhibit 3.1 to Form 10-Q for the period ended September 30, 2003).

A-3		Articles of Incorporation of Financing Subsidiary (to be filed by amendment).

A-4		Bylaws of Financing Subsidiary (to be filed by amendment).

B-1	*

Credit Agreement dated as of December 15, 2004, among Great Plains Energy Incorporated, Bank of America, N.A., as Syndication Agent, The Bank of Tokyo-Mitsubishi, Ltd, Wachovia Bank, National Association and BNP Paribas, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of New York, KeyBank National Association, The Bank of Nova Scotia, U.S. Bank National Association, Merrill Lynch Bank USA, Morgan Stanley Bank, Mizuho Corporate Bank, UMB Bank, N.A., PNC Bank, National Association, Bank Midwest, N.A. and UFJ Bank Limited (Exhibit 10.1.s to Form 10-K for the year ended December 31, 2004).

B-2	*

Credit Agreement dated as of December 15, 2004, among Kansas City Power & Light Company, Bank of America, N.A., as Syndication Agent, The Bank of Tokyo-Mitsubishi, Ltd, Wachovia Bank, National Association and BNP Paribas, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of New York, KeyBank National Association, The Bank of Nova Scotia, U.S. Bank National Association, Merrill Lynch Bank USA, Morgan Stanley Bank, Mizuho Corporate Bank, UMB Bank, N.A., PNC Bank, National Association, Bank Midwest, N.A. and UFJ Bank Limited (Exhibit 10.2.h to Form 10-K for the year ended December 31, 2004).

B-3	*	Indenture, dated June 1, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A, dated June 14, 2004).

B-4	*	First Supplemental Indenture, dated June 14, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A, dated June 14, 2004).

B-5	*	Amended Long-Term Incentive Plan, effective as of May 7, 2002 (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002).

B-6	*	Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1 to Form 8-K dated February 4, 2005).

B-7	*	Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.2 to Form 8-K dated February 4, 2005).

B-8	*	Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.d to Form 10-K for the year ended December 31, 2004).

B-9	*	Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.e to Form 10-K for the year ended December 31, 2004).

B-10		Form of Non-Utility Money Pool Agreement.

C-1	*

Form S-3 Registration Statement, Great Plains Energy Incorporated, $648,200,000 Senior Debt Securities, Subordinated Debt Securities, Trust Preferred Securities and Related Guarantees, Common Stock, Warrants, Stock Purchase Contracts, Stock Purchase Units (File No. 333-114486 filed on April 15, 2004).

C-2	*	Form S-3 Registration Statement, Great Plains Energy Incorporated Dividend Reinvestment and Direct Stock Purchase Plan, 1,000,000 shares of Common Stock (File No. 333-97263 filed on July 29, 2002).

C-3	*

Form S-8 Registration Statement, Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus"), 1,000,000 shares of Common Stock (File No. 333-120172 filed on November 3, 2004).

C-4	*	Form S-8 Registration Statement, Kansas City Power & Light Company Long-Term Incentive Plan (File No. 33-45618 filed on February 11, 1992).

C-5	*	Amendment No. 1 to Form S-8, Great Plains Energy Incorporated Long-Term Incentive Plan (File No. 033-45618-99 filed on October 1, 2001).

D		Not applicable.

E		Not applicable.

F-1		Opinion of Counsel (to be filed by amendment).

F-2		Past Tense Opinion of Counsel (to be filed by amendment).

G		Form of Notice (to be filed by amendment).

H		List of Applicants.

I		List of Non-Utility Subsidiaries

* Previously filed as indicated and incorporated herein by reference.

       B.  Financial Statements
FS-1	*

Great Plains Energy Incorporated Consolidated Statements of Income for the year ended December 31, 2004 (incorporated by reference to the filing of Great Plains Energy Incorporated on Form 10-K for the year ended December 31, 2004).

FS-2	*

Great Plains Energy Incorporated Consolidated Balance Sheet as of December 31, 2004 (incorporated by reference to the filing of Great Plains Energy Incorporated on Form 10-K for the year ended December 31, 2004).

FS-3		Great Plains Energy Incorporated pro forma consolidated statement of income (filed confidentially pursuant to Rule 104).

FS-4		Great Plains Energy Incorporated pro forma consolidated balance sheet (filed confidentially pursuant to Rule 104).

FS-5		Great Plains Energy Incorporated projected consolidated statement of cash flows (filed confidentially pursuant to Rule 104).

* Previously filed as indicated and incorporated herein by reference.

Item 7.  Information as to Environmental Effects.

       The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq. Consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicant, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  July 18, 2005.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/Terry Bassham

Name: Terry Bassham
Title: Executive Vice President - Finance & Strategic Development and Chief Financial Officer

On behalf of Great Plains Energy Incorporated and the other applicants listed on Exhibit H.